Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Digihost Technology Inc.

110 Yonge Street, Suite 1601

Toronto, ON M5C 1T4

Item 2	Date of Material Change

January 2, 2024

Item 3	News Release

The press release attached as Schedule “A” was released on January 2, 2024 through an approved Canadian newswire service.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Inquires in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9	Date of Report

January 2, 2024

SCHEDULE “A”

DIGIHOST’S HASHRATE DOUBLES TO 2EH/s AS OF JANUARY 1ST 2024

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 4, 2022 to its short form base shelf prospectus dated February 23, 2022.

Houston, TX– JANUARY 2, 2023 – Digihost Technology Inc. (“Digihost” or the “Company”) (Nasdaq: DGHI; TSXV: DGHI), an innovative U.S. based blockchain technology and computer infrastructure company, is pleased to announce its Bitcoin (“BTC”) mining hashrate has reached 2 EH/s, more than doubling production capacity in just one year, and provides unaudited comparative Bitcoin production results for the month ended December 31, 2023, combined with an operations update. All monetary references are expressed in USD unless otherwise indicated.

Key Highlights

●	Achieved a Bitcoin mining hashrate of 2 EH/s, representing an increase of 180% on a year-over-year basis.

●	Presently, Digihost’s consolidated operating capacity across its three sites represents approximately 90MW of available power. Coupled with the strategic plan of obtaining new generation miners in 2024 through either purchase or engaging in joint ventures, the Company’s management projects to be over 6 EH/s of hashrate by the end of 2024.

Monthly Production Highlights for December 2023

●	Mined approximately 82 BTC. Daily BTC mined during the month increased by 44% compared to December of the previous year, as on a year-over-year basis the Company has enhanced its mining operations by virtue of infrastructure buildouts and hosting agreements.

●	The Company held cash, BTC and cash deposits of approximately $2.8 million as of December 31, 2023 (based on a BTC price of $42,265 as of December 31, 2023 per CoinMarketCap), as compared to Digihost’s cash, BTC and cash deposits of $2.1 million as of November 30, 2023 (based on a BTC price of $37,713 as of November 30, 2023 per CoinMarketCap).

●	Spent approximately $0.3 million on capital expenditures, mining infrastructure support equipment and collateral deposits. Digihost continues to monitor its capital expenditures closely with self-funding to limit equity dilution for its shareholders.

●	Consistent with management’s ongoing commitment to minimize equity dilution for its shareholders, the Company has continued to monetize a portion of its BTC production to fully fund its energy costs.

●	The Company did not purchase or sell any miners during the month.

Alabama Site

Phase 1 build-out at the Company’s site in Alabama was completed in the first half of 2023. The Alabama Site has a total potential power capacity of 55 MW. The Company is presently working on the design of Phase 2 for the Alabama Site, which could provide Digihost with an additional 33 MW of power.

North Carolina Expansion

Digihost owns 25 acres of graded land in North Carolina with a potential power allocation of up to 200 MW. The Company expects to commence development of the North Carolina site in Q2 of 2024.

Community Solar

Digihost is the Anchor Subscriber on 5MW community solar project located in Angola, NY. This project is designed to generate enough renewable energy to power more than 2,000 households. Digihost signed a long-term agreement which anchors and enables the development and economic feasibility of the project. A ribbon cutting for the project is scheduled for late Q1 or early Q2 of 2024. The project was pushed back slightly due to utility interconnection delays, but it is now set to begin generating clean electricity in April 2024.

In addition to the environmental benefits of the project, it is believed that it will also bring economic benefits to Digihost and has the potential to further reduce the Company’s already low cost of mining.

Carbon Capture

The Company is currently exploring carbon capture initiatives to undertake as it maintains its focus on performing its operations in an environmentally conscious manner.

About Digihost

Digihost is a growth-oriented technology company focused on the blockchain industry. The Company operates from three sites in the U.S. and, in addition to managing its own operations, provides hosting arrangements at its facilities.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across mining operations, including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market offering program (the “ATM Program”) and the prices at which the Company may sell securities in the ATM Program, as well as capital market conditions in general; share dilution resulting from the ATM Program and from other equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; regulatory and other unanticipated issues that prohibit us from declaring or paying dividends to our shareholders that are payable in Bitcoin; continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; development of additional facilities and installation of infrastructure to expand operations may not be completed on the timelines anticipated by the Company, or at all; ability to access additional power from the local power grid; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; the ability to adhere to Digihost’s dividend policy and the timing and quantum of dividends based on, among other things, the Company’s operating results, cash flow and financial condition, Digihost’s current and anticipated capital requirements, and general business conditions; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein.

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